SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)
                               (Amendment No. 2)*

                            Colonial Commercial Corp.
         --------------------------------------------------------------
                                (NAME OF ISSUER)


                     Common Stock, par value $.05 per share
         --------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                            COMMON STOCK: 195621 40 4
         --------------------------------------------------------------
                                 (CUSIP NUMBER)

                               Corporate Secretary
                                275 WAGARAW ROAD
                               HAWTHORNE, NJ 07506
         --------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                 April 17, 2006
         --------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ] *

--------------------
*

     - Each of Goldman Associates of New York, Inc. ("Goldman Associates"), Michael Goldman, William Pagano and Rita Folger are referred to as a "Reporting Person" and collectively as the "Reporting Persons."

     - On April 17, 2006, Goldman Associates, William Pagano and Rita Folger purchased in the aggregate 494,255 shares of common stock ("Shares") of Colonial Commercial Corp. ("Company"), representing approximately 9.38% of the Shares presently outstanding, in the

Cusip No. 195621 40 4                  13D                          Page 2 of 19


          transaction described in Item 4 below.

     - The Reporting Persons may be deemed to have acted as a group in connection with their participation in the transaction described in
          Item 4 (the "Transaction") and are party to that certain Joint Filing Agreement described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. The Reporting Persons expressly disclaim the existence of a group. To the extent that a group was deemed to exist to effect the Transaction, the Reporting Persons also hereby report the termination of the group effective immediately after the Transaction.

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Goldman Associates of New York, Inc.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [X] (1)
          (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)

          [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------- ----------------------------------------------------------------------
                         7    SOLE VOTING POWER
       NUMBER OF
        SHARES                1,044,255 shares of common stock (2)
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          8    SHARED VOTING POWER
         EACH
       REPORTING               N/A
      PERSON WITH        -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              1,044,255 shares of common stock (2)
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              N/A
--------- ----------------------------------------------------------------------

-------------------
(1) Reference is made to the footnote set forth on the Cover Page to this
Schedule 13D.

(2) Michael Goldman is the President and majority shareholder of Goldman Associates of New York, Inc. ("Goldman Associates"). Goldman Associates is the owner of 894,255 shares of Common Stock ("Goldman Shares") and a warrant ("Warrant") to purchase 150,000 shares of Common Stock at an exercise price of $3.00 per share. The Warrant is exercisable at any time prior to its expiration on December 31, 2008. Mr. Goldman is the owner of 183,000 shares of Common Stock and the beneficial owner of the Warrant and the Goldman Shares.

Cusip No. 195621 40 4                  13D                          Page 4 of 19


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,044,255 shares of common stock (2)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

               |X| (3)
--------- ----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               22.09%
--------- ----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
               CO


-------------------
(3) Excludes 1,529,692 Shares of which 183,000 Shares are beneficially owned by Michael Goldman, 767,973 Shares are beneficially owned William Pagano and 578,719 Shares are beneficially owned by Rita Folger. The Reporting Person disclaims beneficial ownership of these shares.

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Michael Goldman
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [X](1)
          (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO(2)
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2 (e)

          [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A
--------- ----------------------------------------------------------------------
                         7    SOLE VOTING POWER
       NUMBER OF
        SHARES                1,227,255 shares of common stock (3)
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          8    SHARED VOTING POWER
         EACH
       REPORTING              N/A
      PERSON WITH        -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              1,227,255 shares of common stock (3)
                         -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              N/A

-------------------

(1) Reference is made to the footnote set forth on the Cover Page to this
Schedule 13 D

(2) See footnote 3. Goldman Associates of New York, Inc. purchased 294,255 shares of common stock in the Transaction described in Item 4 below.

(3) Michael Goldman is the President and majority shareholder of Goldman Associates of New York, Inc. ("Goldman Associates"). Goldman Associates is the owner of 894,255 shares of Common Stock ("Goldman Shares") and a warrant ("Warrant") to purchase 150,000 shares of Common Stock at an exercise price of $3.00 per share. The Warrant is exercisable at any time prior to its expiration on December 31, 2008. Mr. Goldman is the owner of 183,000 shares of Common Stock and the beneficial owner of the Warrant and the Goldman Shares.

Cusip No. 195621 40 4                  13D                          Page 6 of 19


--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,227,255 shares of common stock (3)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [X](4)
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          25.96%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN


-------------------
(4) Excludes 20,000 shares of common stock owned by Mr. Goldman's spouse. Further excludes 1,346,692 Shares of which 767,973 Shares are beneficially owned by William Pagano and 578,719 Shares are beneficially owned by Rita Folger. The Reporting Person disclaims beneficial ownership of these shares.

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          William Pagano
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [X](1)
          (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          PF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)

          [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A
--------- ----------------------------------------------------------------------
                         7    SOLE VOTING POWER
       NUMBER OF
        SHARES                767,973 shares of common stock (2)
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          8    SHARED VOTING POWER
         EACH
       REPORTING              N/A
      PERSON WITH        -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              767,973 shares of common stock (2)
                         -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              N/A
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             767,973 shares of common stock (2)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

             [X](3)

-------------------

(1) Reference is made to the footnote set forth on the Cover Page to this
Schedule 13 D.

(2) Consists of 734,640 Shares and 33,333 shares of Common Stock issuable at any time upon conversion of a $100,000 Convertible Note at a conversion price of $3 per share.

Cusip No. 195621 40 4                  13D                          Page 8 of 19


--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               16.66% 2
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
               IN


--------------------------------------------------------------------------------

(3) Excludes 1,805,974 Shares of which 1,227,255 Shares are beneficially owned by Michael Goldman and 578,719 Shares are beneficially owned by Rita Folger. The Reporting Person disclaims beneficial ownership of these shares.

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Rita Folger
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [X] (1)

          (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          PF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)

          [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A
--------- ----------------------------------------------------------------------
                         7    SOLE VOTING POWER
       NUMBER OF
        SHARES                578,719 shares of common stock (2)
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          8    SHARED VOTING POWER
         EACH
       REPORTING              N/A
      PERSON WITH        -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              578,719 shares of common stock (2)
                         -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              N/A
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               578,719 shares of common stock (2)

--------------------

(1) Reference is made to the footnote set forth on the Cover Page to this
Schedule 13 D.

(2) Consists of 545,386 Shares and 33,333 shares of Common Stock issuable at any time upon conversion of a $100,000 Convertible Note at a conversion price of $3 per share.

Cusip No. 195621 40 4                  13D                         Page 10 of 19


--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

               [X] (3)
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               12.55% (2)
--------- ----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
               IN


-------------------

(3) Excludes an option to purchase 5,000 shares of Common Stock that is currently exercisable and owned by Mrs. Folger's spouse. Further excludes 2,045,228 Shares of which 1,277,255 Shares are beneficially owned by Michael Goldman and 767,973 Shares are beneficially owned by William Pagano. The Reporting Person disclaims beneficial ownership of these shares.

ITEM 1. SECURITY AND ISSUER.

The title of the class of equity securities to which this statement relates is common stock, par value $.05 per share (the "Shares"), of Colonial Commercial Corp., a New York corporation (the "Company"). The address of the principal executive offices of the Company is 275 Wagaraw Road, Hawthorne, NJ 07506.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This statement is filed by:

          a. Goldman Associates of New York, Inc. with respect to the Shares directly and beneficially owned by it;

          b. Michael Goldman with respect to the Shares directly and beneficially owned by him;

          c. William Pagano with respect to the Shares directly and beneficially owned by him; and

          d. Rita Folger with respect to the Shares directly and beneficially owned by her.

     (b)

          - Each of Goldman Associates of New York, Inc. ("Goldman Associates"), Michael Goldman, William Pagano and Rita Folger are referred to as a "Reporting Person" and collectively as the "Reporting Persons."

          - On April 17, 2006, Goldman Associates, William Pagano and Rita Folger purchased in the aggregate 494,255 shares of common stock ("Shares") of Colonial Commercial Corp. ("Company"), representing approximately 9.38% of the Shares presently outstanding, in the transaction described in Item 4 below.

          - The Reporting Persons may be deemed to have acted as a group in connection with their participation in the transaction described in Item 4 (the "Transaction") and are party to that certain Joint Filing Agreement described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. The Reporting Persons expressly disclaim the existence of a group. To the extent that a group was deemed to exist to effect the Transaction, the Reporting Persons also hereby report the termination of the group effective immediately after the Transaction.

     (c) Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.

     (d)  Goldman Associates of New York, Inc.

               a.   Name: Goldman Associates of NY, Inc. 11-1767996
                    ----

               b.   State of Organization: New York
                    ---------------------

               c.   PrincipalBusiness Address: 2 Lambert Street, Roslyn Heights,
                    -------------------------
                    NY 11577

               d.   PresentBusiness: Kitchen appliance distributor
                    ---------------

               e.   Criminal Proceedings: None
                    --------------------

Cusip No. 195621 40 4                  13D                         Page 12 of 19


               f.   Applicable Civil, Judicial or Administrative Proceedings:
                    --------------------------------------------------------
                    None

     (e)  Michael Goldman:

               a.   Name: Michael Goldman
                    ----

               b.   Business Address: 2 Lambert Street, Roslyn Heights, NY
                    ----------------
                    11577

               c.   Present principal occupation or employment: President of
                    ------------------------------------------
                    Goldman Associates of New York, Inc.; Director and Chairman of the Board of the Company

               d.   Criminal Proceedings: None
                    --------------------

               e.   Applicable Civil, Judicial or Administrative Proceedings:
                    --------------------------------------------------------
                    None

               f.   Citizenship: U.S.A.
                    -----------

     (f)  William Pagano:

               a.   Name: William Pagano
                    ----

               b.   Business Address: 275 Wagaraw Road, Hawthorne, NJ 07506
                    ----------------

               c.   Present principal occupation or employment: Chief Executive
                    ------------------------------------------
                    Officer of the Company and President of Universal Supply Group, Inc., a wholly owned subsidiary of the Company.

               d.   Criminal Proceedings: None
                    --------------------

               e.   Applicable Civil, Judicial or Administrative Proceedings:
                    --------------------------------------------------------
                    None

               f.   Citizenship: U.S.A.
                    -----------

     (g)  Rita Folger:

               a.   Name: Rita Folger
                    ----

               b.   Business Address: c/o Oscar D. Folger, 521 Fifth Avenue,
                    ----------------
                    24th Floor, New York, New York 10175

               c.   Present principal occupation or employment: N/A
                    ------------------------------------------

               d.   Criminal Proceedings: None
                    --------------------

               e.   Applicable Civil, Judicial or Administrative Proceedings:
                    --------------------------------------------------------
                    None

               f.   Citizenship: U.S.A.
                    -----------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Goldman Associates used working capital and William Pagano and Rita Folger each used their personal funds to purchase 294,255 Shares, 100,000 Shares and 100,000 Shares for $882,765, $300,000 and $300,000, respectively.

Cusip No. 195621 40 4                  13D                         Page 13 of 19


ITEM 4. PURPOSE OF TRANSACTION.

Pursuant to purchase agreements dated April 17, 2006 (the "Transaction"), Bernard Korn, then the Company's Chief Executive Officer, director and Chairman of the Board, sold 100,000 shares of common stock of the Company ("Shares") to William Pagano, 100,000 Shares to Rita Folger, and 226,743 Shares to Goldman Associates. Jack Rose, then a director of the Company, sold a total of 17,512 shares to Goldman Associates and Jack Rose and his wife sold a total of 50,000 jointly owned shares to Goldman Associates. The Shares were sold at $3.00 per share.

Michael Goldman is a principal of Goldman Associates and beneficially owns the shares purchased by Goldman Associates.

After giving effect to these sales and purchases, Michael Goldman beneficially owns 1,227,255 shares of common stock of the Company (25.96% of the total outstanding), William Pagano beneficially owns 767,973 shares of common stock (16.66% of the total outstanding), and Rita Folger beneficially owns 578,719 shares of common stock (12.55% of the total outstanding).

Goldman Associates, William Pagano and Rita Folger are each filing this joint
Schedule 13D to report that they may be deemed to have acted as a group with their participation in the Transaction. The Reporting Persons expressly disclaim the existence of a group. To the extent that a group was deemed to exist to effect the Transaction, the Reporting Persons also hereby report the termination of the group effective immediately after the Transaction.

Goldman Associates, William Pagano and Rita Folger each acquired their interests in the Company described in this Schedule 13D for investment purposes.


(a) - (d)

          In addition to the shares of common stock sold by Messrs. Korn and Rose to the Reporting Persons as described above, Messrs. Koon (together with members of his family), Miller, Sussman and Rose, each then a director of the Company, sold 41,413 Shares, 11,000 Shares, 50,000 Shares and 32,587 Shares, respectively, to private investors at $3.00 per share.

          Concurrently with these transactions, Messrs. Korn, Koon, Rose and Sussman resigned as directors of the Company, and Mr. Korn also resigned as Chief Executive Officer, director and Chairman of the Board. Michael Goldman, who continues as a director of the Company, was elected as Chairman of the Board, and William Pagano also continues as a director and was appointed CEO. Mr. Pagano had previously served as President. E. Bruce Fredrikson, Melissa Goldman-Williams, and Ronald Miller also continued as directors. Melissa Goldman-Williams is the daughter of Michael Goldman. Accordingly, Michael Goldman, Melissa Goldman-Williams and William Pagano constitute a majority of the board of directors.

          By reason of their stock ownership and board positions and the family relationship between Michael Goldman and Melissa Goldman-Williams, Michael Goldman and William Pagano may be deemed to control the Company.

(e) - (i)

          Not Applicable.

(j)

          Other than as described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Cusip No. 195621 40 4                  13D                         Page 14 of 19


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     1.   Goldman Associates of New York

          (a) As of April 17, 2006, Goldman Associates of New York beneficially owned 1,044,255 Shares, representing 22.09% of the Shares presently outstanding.

          (b)

               i)   Sole power to vote or direct vote: 1,044,255

               ii)  Shared power to vote or direct vote: 0

               iii) Sole power to dispose or direct the disposition: 1,044,255

               iv)  Shared power to dispose or direct the disposition: 0

          (c)  N/A

          (d) The shareholders of Goldman Associates of New York, Inc. ("Goldman Associates") have the right receive the proceeds from the sale of Common Stock held by Goldman Associates in accordance with such shareholder's percentage ownership interest in Goldman Associates. Michael Goldman is the President and majority shareholder of Goldman Associates.

          (e)  N/A

     2.   Michael Goldman

          (a) As of April 17, 2006, Michael Goldman beneficially owned 1,227,255 Shares, representing 25.96% of the Shares presently outstanding.

          (b)

               i)   Sole power to vote or direct vote: 1,227,255

               ii)  Shared power to vote or direct vote: 0

               iii) Sole power to dispose or direct the disposition: 1,227,255

               iv)  Shared power to dispose or direct the disposition: 0

          (c)  N/A

          (d) The shareholders of Goldman Associates of New York, Inc. ("Goldman Associates") have the right receive the proceeds from the sale of Common Stock held by Goldman Associates in accordance with such shareholder's percentage ownership interest in Goldman Associates. Michael Goldman is the President and majority shareholder of Goldman Associates.

          (e)  N/A

     3.   William Pagano

Cusip No. 195621 40 4                  13D                         Page 15 of 19


          (a) As of April 17, 2006, William Pagano beneficially owned 767,973 Shares, representing 16.66% of the Shares presently outstanding.

          (b)

               i)   Sole power to vote or direct vote: 767,973

               ii)  Shared power to vote or direct vote: 0

               iii) Sole power to dispose or direct the disposition: 767,973

               iv)  Shared power to dispose or direct the disposition: 0

          (c)  N/A

          (d)  N/A.

          (e)  N/A

     4.   Rita Folger

          (a) As of April 17, 2006, Rita Folger beneficially owned 578,719 Shares, representing 12.55% of the Shares presently outstanding. Mrs. Folger's husband, Oscar Folger, owns an option to purchase 5,000 shares of Common Stock that is currently exercisable. Mrs. Folger disclaims beneficial ownership of these shares.

          (b)

               i)   Sole power to vote or direct vote: 578,719

               ii)  Shared power to vote or direct vote: 0

               iii) Sole power to dispose or direct the disposition: 578,719

               iv)  Shared power to dispose or direct the disposition: 0

          (c)  N/A

          (d)  N/A

          (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE
ISSUER.


     (a) Pursuant to the purchase agreements described in Item 4, Goldman Associates and William Pagano and Rita Folger purchased in the aggregate from the Sellers, 494,255 shares of common stock ("Shares") of Colonial Commercial Corp. ("Company"), representing approximately 9.38% of the Shares presently outstanding.

     (b) In a July Private Placement Purchase Agreement, Goldman Associates of New York, Inc. ("Goldman Associates") agreed that it and its affiliates will not until May 31, 2008 without the prior written consent of the Board of Directors of the Company (i) acquire, agree to acquire or make any proposal to acquire any voting securities or assets of the Company or any of its

Cusip No. 195621 40 4                  13D                         Page 16 of 19


          affiliates, (ii) propose to enter into any merger, consolidation, recapitalization, business combination, or other similar transaction involving the Company or any of its affiliates, (iii) make, or in any way participate in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its affiliates or (iv) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with any of the foregoing or (v) advise, assist or encourage ay other persons in connection with the foregoing. Mr. Goldman is an affiliate of Goldman Associates.

     (c) Each of Messrs. Goldman and Pagano and Mrs. Folger signed a standstill agreement under which he or she has agreed that until May 31, 2008 he or she will not purchase any stock of the Company without written consent from the Company and that he or she will not sell any stock to any person if the sale would create a new 5% shareholder within the meaning of Internal Revenue Code Section 382 unless the buyer first enters into a similar standstill agreement.

     (d) On April 27, 2006, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on
          Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Cusip No. 195621 40 4                  13D                         Page 17 of 19


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

4.1  Form of Purchase Agreement dated April 17,        Incorporated herein by reference from Exhibit 4.01
     2006                                              to the Company's Form 8-K filed on April 21, 2006.

4.2  Private Placement Purchase Agreement dated        Incorporated herein by reference from Exhibit 4.3 to
     July 29, 2004 by and among Colonial Commercial    the Company's Form 10-Q filed on June 30, 2004.
     Corp. and Goldman Associates of NY, Inc.

4.3  Standstill Agreement, dated June 21, 2004 by      Incorporated herein by reference from Exhibit 4.1 to
     and between Colonial Commercial Corp. and         Michael Goldman's Schedule 13D filed on August
     Michael Goldman                                   16, 2005.

4.4  Standstill Agreement, dated June 21, 2004,  by    Incorporated herein by reference from Exhibit 4.02
     and between Colonial Commercial Corp. and Mr.     to the Company's Form 8-K filed on November 2,
     Pagano                                            2005

4.5  Standstill Agreement, dated June 21, 2004 by      Filed herewith
     and between Colonial Commercial Corp. and Rita
     Folger

4.6  Joint Filing Agreement by and among Goldman       Filed herewith
     Associates of New York, Inc., Michael Goldman,
     William Pagano and Rita Folger dated as of April
     27, 2006.


     After reasonable inquiry and to the best of its, his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of: April 27, 2006

                                        Goldman Associates of New York, Inc.
                                             By:  /s/ Michael Goldman
                                        ----------------------------------------
                                             Name : Michael Goldman
                                             Title: President


                                        /s/ Michael Goldman
                                        ----------------------------------------
                                        Michael Goldman


                                        /s/ William Pagano
                                        ----------------------------------------
                                        William Pagano


                                        /s/ Rita Folger
                                        ----------------------------------------
                                        Rita Folger